SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2003
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR THREE MONTHS
                                ---------------------------------------------
                                ENDED MARCH 31, 2003
                                --------------------

AMVESCAP PLC
237046
EMBARGOED UNTIL 12 NOON 29th APRIL 2003
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL:  020 7065 3652





                          AMVESCAP PLC Reports Results
                      for Three months Ended March 31, 2003

London, April 29, 2003 - AMVESCAP reported that profit before tax and goodwill amortization for the three months ended March 31, 2003 amounted to (pound)48.5 million ($76.6 million) compared to (pound)97.5 million ($139.4 million) for the first quarter of 2002. Revenues totaled (pound)270.8 million ($427.9 million) for the 2003 quarter, compared to (pound)377.7 million ($540.1 million) in 2002. Diluted earnings per share before goodwill amortization amounted to 4.2p for the 2003 period (2002: 8.2p). (NYSE: AVZ).

                                                                    Results for Three Months Ended
                                                           2003                2002              2003++            2002++
                                                  --------------     ---------------    --------------    ---------------
Revenues                                          (pound)270.8m        (pound)377.7m          $427.9m             $540.1m
Profit before tax and goodwill
   amortization                                    (pound)48.5m         (pound)97.5m           $76.6m             $139.4m
Earnings per share before goodwill
   amortization:
   --basic                                                 4.2p                 8.3p           $0.13+              $0.24+
   --diluted                                               4.2p                 8.2p           $0.13+              $0.23+

+ Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the three months ended
   March 31, 2003 have been translated to US dollars using $1.58 per (pound)1.00 (2002: $1.43 per (pound)1.00).

"AMVESCAP began 2003 with a new corporate structure that enhances our global competitive position by aligning our major AIM and INVESCO brands with evolving client needs. The recently announced integration of distribution for all U.S. retail mutual funds illustrates the opportunities of this new structure, and additional business efficiencies are expected as we move to common operating platforms and technology systems," said Mr. Charles W. Brady, Executive Chairman. "We remain on track to achieve or exceed our targeted goal of $150 million in expense savings by the end of 2003."

Funds under management totaled $318.5 billion at March 31, 2003, compared to $332.6 billion at December 31, 2002. Average funds under management amounted to $324.0 billion for the first quarter of 2003, compared to $336.6 billion for the fourth quarter of 2002, and $392.3 billion for the first quarter of 2002. Approximately 50% of the total funds under management were invested in equity securities, and 50% were invested in fixed income securities at both March 31, 2003 and December 31, 2002. The equity securities were invested in the following disciplines at March 31, 2003: 35% in growth, 38% in core, and 27% in value styles (December 31, 2002: 36% in growth, 38% in core, and 26% in value styles).

Earnings before interest, taxes, depreciation and amortization ("EBITDA") amounted to (pound)77.8 million ($122.9 million) in the 2003 first quarter, compared to (pound)127.4 million ($182.2 million) from the 2002 period. Net debt at March 31, 2003 amounted to (pound)673.9 million, ($1,064.8 million) compared to (pound)652.4 million ($1,050.4 million) at the end of 2002, excluding amounts held for deposit in the Company's unit trusts.

"While global equity markets remained depressed during the quarter and adversely affected our revenue levels, the resolution of the war in Iraq and the gradual improvement in corporate earnings give rise to a cautious optimism that markets may begin to stabilize and recover," added Mr. Brady. " AMVESCAP is well positioned to benefit from an economic and market recovery."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ".

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, April 29, 2003 at 9:00 a.m. EDT (2:00 p.m.
BST), by dialing one of the following numbers: 1-888-201-4990 for US callers or 415-228-3920 for international callers. An audio replay of the conference call will be available until Tuesday, May 6, 2003 at 5:00 p.m. EDT by calling 1-800-391-9847 for US callers or 402-220-3093 for international callers. The presentation slides that will be reviewed during the conference call are expected to be available on the morning of April 29, 2003 on AMVESCAP's Web site at www.amvescap.com.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)


                                               Three Months Ended March 31,
                                          --------------------------------------
                                                2003                 2002
                                          ----------------      ----------------
Revenues                                    (pound)270,798        (pound)377,749
Expenses
     Operating                                   (211,581)             (272,901)
     Goodwill amortization                        (37,346)              (36,837)
                                          ----------------      ----------------
Operating profit                                    21,871                68,011
Investment income                                    1,488                 6,653
Interest expense                                  (12,210)              (14,038)
                                          ----------------      ----------------
Profit before taxation                              11,149                60,626
Taxation                                          (14,839)              (29,823)
                                          ----------------      ----------------
Retained profit for the period              (pound)(3,690)         (pound)30,803
                                          ================      ================


Earnings per share before
   goodwill amortization:
   ---basic                                           4.2p                  8.3p
   ---diluted                                         4.2p                  8.2p
                                          ----------------      ----------------
Earnings per share:
   ---basic                                          -0.5p                  3.8p
   ---diluted                                        -0.5p                  3.7p
                                          ----------------      ----------------
Average shares outstanding:
   ---basic                                        804,577               811,887
   ---diluted                                      808,999               829,724
                                          ================      ================

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                          March 31, 2003          Dec 31, 2002
                                      -------------------       ----------------
Fixed assets
  Goodwill                               (pound)2,515,959       (pound)2,542,306
  Investments                                     249,487                248,408
  Tangible assets                                 191,765                197,060
                                      -------------------       ----------------
                                                2,957,211              2,987,774
Currents assets
  Debtors                                         887,699                725,547
  Investments                                      70,579                 69,195
  Cash                                            391,768                355,111
                                      -------------------       ----------------
                                                1,350,046              1,149,853

Current liabilities
  Current maturities of long-term debt          (229,010)              (222,089)
  Creditors                                   (1,009,247)              (917,216)
                                      -------------------       ----------------
                                              (1,238,257)            (1,139,305)

Net current assets                                111,789                 10,548
                                      -------------------       ----------------

Total assets less current liabilities           3,069,000              2,998,322

Long-term debt                                  (675,100)              (595,600)
Provisions for liabilities and charges          (120,496)              (119,234)
                                      -------------------       ----------------
Net assets                               (pound)2,273,404       (pound)2,283,488
                                      ===================       ================

Capital and reserves
  Called up share capital                  (pound)198,616         (pound)198,614
  Share premium account                           619,326                619,250
  Exchangeable shares                             383,105                383,105
  Profit and loss account                         605,608                609,298
  Other reserves                                  466,749                473,221
                                      -------------------       ----------------
Shareholders' funds, equity interests    (pound)2,273,404       (pound)2,283,488
                                      ===================       ================

                                  AMVESCAP PLC
                            Group Cash Flow Statement
                                 (in thousands)

                                                                                  Three Months Ended March 31,
                                                                              --------------------------------------
                                                                                    2003                  2002
                                                                              ------------------     ---------------
Operating profit                                                                  (pound)21,871       (pound)68,011
Amortization and depreciation                                                            54,461              52,750
Change in debtors, creditors and other                                                 (46,753)            (17,430)
                                                                              ------------------     ---------------
Net cash inflow from operating activities                                                29,579             103,331
                                                                              ------------------     ---------------
Interest (paid)/received, net of investment income                                      (8,636)               3,329
Taxation                                                                               (42,589)            (19,830)
Capital expenditures, net of sales                                                      (5,569)             (3,811)
Net disposal/(purchase) of fixed asset investments                                        1,012             (2,810)
Acquisitions                                                                           (10,301)                  --
Net incurrence/(repayment) of debt                                                       67,857            (87,063)
Change in bank overdraft                                                                (5,224)             (9,487)
Foreign exchange on cash at bank and in hand                                             10,528               4,828
                                                                              ------------------     ---------------
Increase/(decrease) in cash at bank and in hand                                   (pound)36,657     (pound)(11,513)
                                                                              ==================     ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)



                                                   Three Months Ended March 31, 2003
                                                                                       Oper.
                                          Revenues              Expenses              Profit*
                                       ----------------    --------------------    --------------
 AIM
       US                                (pound)95,368         (pound)(57,987)     (pound)37,381
       Canada                                   33,417                (17,752)            15,665
                                       ----------------    --------------------    --------------
                                               128,785                (75,739)            53,046
                                       ----------------    --------------------    --------------
 INVESCO
       US                                       63,408                (51,015)            12,393
       UK                                       40,742                (39,513)             1,229
       Europe/Asia                              17,541                (18,986)           (1,445)
                                       ----------------    --------------------    --------------
                                               121,691               (109,514)            12,177
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       20,322                (21,005)             (683)
Corporate                                           --                 (5,323)           (5,323)
                                       ----------------    --------------------    --------------
                                        (pound)270,798        (pound)(211,581)     (pound)59,217
                                      ================    ====================    ==============


                                                   Three Months Ended March 31, 2002
                                                                                       Oper.
                                          Revenues              Expenses              Profit*
                                       ----------------    --------------------    --------------
 AIM
       US                               (pound)142,047         (pound)(80,777)     (pound)61,270
       Canada                                   39,008                (20,752)            18,256
                                       ----------------    --------------------    --------------
                                               181,055               (101,529)            79,526
                                       ----------------    --------------------    --------------
 INVESCO
       US                                       97,369                (70,727)            26,642
       UK                                       53,052                (42,494)            10,558
       Europe/Asia                              22,347                (21,472)               875
                                       ----------------    --------------------    --------------
                                               172,768               (134,693)            38,075
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       23,926                (26,181)           (2,255)
Corporate                                            -                (10,498)          (10,498)
                                       ----------------    --------------------    --------------
                                        (pound)377,749        (pound)(272,901)    (pound)104,848
                                      ================    ====================    ==============

         *before goodwill amortization

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

     The calculation of earnings per share is as follows:

                                                    2003
                                                    ----
                            Profit after           Number of
                              taxation               shares            Per share
                             (pound)'000               '000               amount
                             -----------         -------------        ----------
Basic earnings per share         (3,690)               804,577            (0.5)p
Long-term incentive plan              --                 2,633
Dilutive effect of options            --                 1,789
                             -----------         -------------        ----------
Diluted earnings per share       (3,690)               808,999            (0.5)p
                            ============         =============        ==========

                                                    2002
                                                    ----
                            Profit after           Number of
                              taxation               shares            Per share
                             (pound)'000               '000               amount
                             -----------         -------------        ----------
Basic earnings per share          30,803               811,887              3.8p
Dilutive effect of options            --                17,837
                             -----------         -------------        ----------
Diluted earnings per share        30,803               829,724              3.7p
                            ============         =============        ==========


Profit before goodwill amortization is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

                                                    2003
                                                    ----
                            Profit before
                              goodwill              Number of
                            amortization              shares           Per share
                            (pound)'000                '000               amount
                             -----------         -------------        ----------
Basic earnings per share          33,656               804,577              4.2p
                                                                      ==========
Long-term incentive plan              --                 2,633
Dilutive effect of options            --                 1,789
                             -----------         -------------        ----------
Diluted earnings per share        33,656               808,999              4.2p
                            ============         =============        ==========

                                                    2002
                                                    ----
                            Profit before
                              goodwill              Number of
                            amortization              shares           Per share
                            (pound)'000                '000               amount
                             -----------         -------------        ----------
Basic earnings per share          67,640               811,887              8.3p
                                                                      ==========
Dilutive effect of options            --                17,837
                             -----------         -------------        ----------
Diluted earnings per share        67,640               829,724              8.2p
                            ============         =============        ==========


3. In February 2003, we acquired Whitehall Asset Management for (pound)13.5 million. The transaction was accounted for as an acquisition and results have been included from the date of purchase.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)


                                                  AIM                         INVESCO                      PWM/
                                          ------------------   -------------------------------------
                                Total        US       Canada       US          UK       Europe/Asia     Retirement
                              ---------- ----------  ---------  ---------  ----------  -------------    -----------
Dec 31, 2002                      $332.6     $124.4      $22.0     $123.2       $34.0          $21.1           $7.9
Market gains/(loss)                (7.2)      (1.8)      (1.6)      (1.2)       (1.7)          (0.7)          (0.2)
Net new /(lost) business           (2.6)      (1.2)        0.1        0.1       (1.0)          (0.4)          (0.2)
Change in money
   market funds                    (6.6)      (6.5)         --        0.1       (0.2)             --             --
Acquisitions                         1.1         --         --         --          --             --            1.1
Foreign currency                     1.2         --        1.1         --       (0.3)            0.5          (0.1)
                              ---------- ----------  ---------  ---------  ----------  -------------    -----------
March 31, 2003                    $318.5     $114.9      $21.6     $122.2       $30.8          $20.5           $8.5
                             =========== ==========  =========  =========  ==========  =============    ===========
March 31, 2003 +            (pound)201.6(pound)72.7(pound)13.7(pound)77.3 (pound)19.5    (pound)13.0     (pound)5.4
                             =========== ==========  =========  =========  ==========  =============    ===========

+ Translated at $1.58 per (pound)1.00.
Note: AMVESCAP Retirement has $22.6 billion in assets under administration as of March 31, 2003, compared to $22.7 billion as of December 31, 2002. Assets at December 31, 2002 reflect the transfer of $8.2 billion Investment Only assets to the INVESCO Division.

                                  AMVESCAP PLC
                   Reconciliation to US Accounting Principles
                                 (in thousands)

                                                Three Months Ended March 31,
                                                2003                  2002
                                       ---------------------   -----------------
Net profit under UK GAAP                      (pound)(3,690)       (pound)30,803
US GAAP adjustments:
    Acquisition accounting                            34,672              33,992
    Redundancy and reorganizations                   (1,328)                  --
    Taxation                                           1,888             (3,815)
    Other                                            (1,538)                 544
                                       ---------------------   -----------------
Net income under US GAAP                       (pound)30,004       (pound)61,524
                                       =====================   =================

Earnings per share:
    -- basic                                            3.7p                7.6p
    -- diluted                                          3.7p                7.4p
                                       ---------------------   -----------------
                                             March 31, 2003         Dec 31, 2002
                                       ---------------------   -----------------
Shareholders' funds under UK GAAP           (pound)2,273,404    (pound)2,283,488
US GAAP adjustments:
     Acquisition accounting                        1,081,988           1,034,168
     Redundancy and reorganizatio                     10,633              11,961
     Treasury stock                                (168,755)           (162,104)
     Dividends                                            --              52,656
     Other                                          (10,218)            (11,934)
                                        --------------------    ----------------
Shareholders' equity under US GAAP          (pound)3,187,052    (pound)3,208,235
                                        ====================    ================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 29TH April, 2003                 By   /s/  MICHAEL S. PERMAN
     ----------------                      --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary